UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

Commission file number: 000-30910

VUANCE LTD.
(Translation of registrant’s name into English)

Sagid House “Hasharon Industrial Park”
P.O. Box 5039
Qadima 60920, ISRAEL
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

At the Annual General Meeting of Shareholders of Vuance Ltd., a company organized under the laws of Israel (the “Registrant”), held on September 9, 2009, the shareholders of the Registrant further to the Notice of Annual General Meeting Of Shareholders and Proxy Statement, dated July 28, 2009, resolved:

(1,2,3)	To approve the re-election of the Registrant’s current (non-external) directors;

(4)	To approve the election of a new “external director”; and

(5)	To approve the appointment of the Registrant’s independent accountant-auditor for 2009.

In addition, the Registrant’s financial statements for the fiscal year ended December 31, 2008 were presented and discussed at the Annual Meeting.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vuance Ltd. (formerly, SuperCom Ltd.)

By:	/s/ Eyal Tuchman

Name: Eyal Tuchman
Title: Chief Executive Officer

Date: September 17, 2009